EXHIBIT 21.1

Transportation Systems Holdings Inc. – Subsidiaries

Legal Entity Names	% Owned
East Erie Commercial Railroad	100%
GE-UGM, LLC	100%
Transportation Global LLC	100%
Transportation Rus Limited Liability Company	99%
Limited Liability Company Transportation Ukraine	100%
TRSP Systems Canada Company	100%
Transportation Kazakhstan Limited Liability Partnership	100%
Transportation Turkey Transportation Systems and Services Incorporated Company	100%
TRSP Systems and Services South Africa	100%
Global Transportation Systems, Comercio e Servicos do Brasil Ltda.	99%
Transportation Poland sp. z o.o.	100%
Transportation Services and Technologies Nigeria Ltd	1%
Transportation Systems and Services Cameroon LTD	100%
TRSP Systems and Services Singapore Pte. Ltd.	100%
TRSP Systems (Malaysia) SDN. BHD	100%
TRSP Systems and Services Kenya Ltd	100%